                                                                      EXHIBIT 99
                                       REOFFER PROSPECTUS PREPARED IN ACCORDANCE
                                     WITH THE REQUIREMENTS OF PART I OF FORM S-3


PROSPECTUS

                                1,292,076 SHARES                        [LOGO]

                                NOVA CORPORATION


                                  COMMON STOCK


     The 1,292,076 shares (the "Shares") of Common Stock (the "Common Stock") of NOVA Corporation (the "Company"or "NOVA") offered hereby are being offered for the account of certain selling stockholders of the Company (the "Selling Stockholders"). The Company will not receive any proceeds from the sale of the Shares. See "Selling Stockholders."

     Each of the Selling Stockholders may sell the Shares offered hereby from time to time on the New York Stock Exchange or such other national securities exchange or automated interdealer quotation system on which shares of the Company's Common Stock are then listed, through negotiated transactions or otherwise at market prices prevailing at the time of the sale or at negotiated prices. The Selling Stockholders must effect such transactions by notifying the Company in advance of any intended transaction in order for the Company to determine compliance with applicable federal and state securities laws, and then upon receipt of notice from the Company that such transaction may proceed, by selling the Shares only to or through brokers or dealers. Such brokers or dealers may receive compensation in the form of commissions or otherwise in such amounts as may be negotiated by them. As of the date of this Prospectus, no agreements have been reached for the sale of the Shares or the amount of any compensation to be paid to brokers or dealers in connection therewith. The Company will bear all expenses in connection with the registration and sale of the Shares being offered by the Selling Stockholders, other than commissions, concessions or discounts to brokers or dealers and fees and expenses of counsel or other advisors to the Selling Stockholders. See "Plan of Distribution."

     The Common Stock of the Company is traded on the New York Stock Exchange under the trading symbol "NIS." On May 21, 1996, the last reported sale price of the Company's Common Stock on the New York Stock Exchange was $37.375 per share.

                                 _____________

        PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE INFORMATION
                  DISCUSSED UNDER THE CAPTION "RISK FACTORS."
                                 _____________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
                SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                  SECURITIES COMMISSION NOR HAS THE COMMISSION
                   OR ANY STATE SECURITIES COMMISSION PASSED
                     UPON THE ACCURACY OR ADEQUACY OF THIS
                        PROSPECTUS.  ANY REPRESENTATION
                              TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                  The date of this Prospectus is May 23, 1996

     No person has been authorized in connection with this offering to give any information or to make any representation not contained or incorporated by reference in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sales hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or the dates as of which information is otherwise set forth or incorporated by reference herein. This Prospectus does not constitute an offer to sell or a solicitation of an offer to purchase any securities other than those to which it relates or an offer to any person in any jurisdiction where such offer or solicitation would be unlawful.


                               TABLE OF CONTENTS

                                                   Page
                                                   ----

Available Information............................     2
Incorporation of Certain Documents by Reference..     2
The Company......................................     3
Risk Factors.....................................     5
Selling Stockholders.............................    11
Plan of Distribution.............................    12
Legal Matters....................................    13
Experts..........................................    13

                             AVAILABLE INFORMATION

          Additional information regarding the Company and the Shares offered hereby is contained in the Registration Statement (of which this Prospectus forms a part) and the exhibits relating thereto filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "1933 Act"). The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports, proxy statements, information statements and other information with the Commission. Such reports, proxy statements, information statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents heretofore filed by NOVA Corporation (the "Company" or the "Registrant") with the Commission hereby are incorporated herein by reference as of their respective dates:

          (1) The Company's prospectus dated May 7, 1996 filed with the Commission pursuant to the Commission's Rule 424(b)(1); and

          (2) The description of the Company's Common Stock as contained in the Company's Registration Statement on Form 8-A (Registration No. 1-14342), as declared effective by the Commission on May 7, 1996.

          In addition, all reports and documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date hereof and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and made a part hereof from the date of the filing of such documents.

          The Company will provide without charge to each person to whom this Prospectus is delivered, at the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the foregoing documents). The Company also will provide without charge upon request a copy of the Company's latest Annual Report. Written or telephonic requests should be directed to Cathy A. Harper, Vice President and General Counsel, NOVA Corporation, Five Concourse Parkway, Suite 700, Atlanta, Georgia 30328; (770) 396-1456.


                                  THE COMPANY

          The Company is an integrated provider of transaction processing services, related software application products and value-added services primarily to small-to-medium sized merchants. The Company believes that at December 31, 1995 it was the nation's eighth largest bankcard processor. The Company provides transaction processing support for all major credit and charge cards, including VISA, MasterCard, American Express, Discover, Diner's Club and JCB, and also provides access to debit card processing and check verification services. The Company provides merchants with a broad range of transaction processing services, including authorizing card transactions at the point-of-sale, capturing and transmitting transaction data, effecting the settlement of payments and assisting merchants in resolving billing disputes with their customers. In addition, the Company has developed several value-added software applications that can be delivered to its customers and updated via its proprietary telecommunications network (the "NOVA Network"). The NOVA Network was developed in conjunction with WorldCom, Inc. ("WorldCom"), the nation's fourth-largest long-distance telecommunications provider, and is the principal conduit through which the Company provides its services. The capabilities of the NOVA Network result in rapid response time and its substantial bandwidth facilitates the delivery of sophisticated value-added services. The Company's ability to effectively employ technology, together with the capabilities of the NOVA Network, enable the Company to respond quickly and effectively to the changing and diverse needs of its merchant customers.

          The Company's objective is to maintain its leadership in the transaction processing industry by delivering transaction processing services and related software application products and services to its merchant customers on a cost-effective basis and by increasing the size of its customer base through its marketing and acquisition programs. The Company seeks to accomplish this objective through the following strategies: (i) focusing on small-to-medium sized merchants; (ii) leveraging available technologies to develop and deliver software application products and value-added services; (iii) providing high-quality, reliable service and support; (iv) utilizing multiple channels to cost-effectively market its services; and (v) pursuing acquisitions to create greater economies of scale. Management believes the quality and reliability of its products and services enhance the Company's ability to attract and retain merchant customers.

          Card-based payment processing for merchants has emerged as one of the fastest growing segments of the transaction processing industry. The proliferation in the uses and types of credit, charge and debit cards, rapid technological advances in transaction processing and financial incentives offered by credit card associations and issuers have contributed greatly to wider merchant acceptance and increased consumer use of such cards. For example, industry sources indicate that consumer usage of VISA and MasterCard credit cards for purchases and cash advances in the United States was approximately $440.7 billion in 1994 compared to approximately $351.7 billion in 1993, an increase of approximately 25.3%. From 1984 to 1994, charge volume of VISA and MasterCard credit cards has grown at a compounded annual growth rate of approximately 15.6%. This growth in card transactions, combined with the transition from paper-based to electronic transaction processing, has caused small-to-medium sized merchants increasingly to demand the same level of sophisticated transaction processing and information services historically provided only to large merchants.

          In addition to experiencing growth in the dollar volume of transactions processed, the industry has undergone rapid consolidation over the last several years because of the increased demand for sophisticated products and services and the requirements for capital expenditures necessary to support the technical infrastructure to deliver these products and services. According to industry sources, the ten largest bankcard processors accounted for approximately 69% of the total charge volume processed in 1994, and the Company processed approximately 3% of the total charge volume for the same period. Two of the three largest bankcard processors merged in 1995 and, according to industry sources, the combined entity would have processed approximately 25% of total charge volume in 1994. Despite this ongoing consolidation, the industry remains fragmented with over 400 registered service providers as well as regional and community banks marketing and selling transaction processing services. Accordingly, acquisition and other consolidation opportunities continue to be numerous. Management believes that continuing technological advances, together with increased merchant demand for more sophisticated transaction processing, related information services and more responsive and capable customer service, will cause many service providers to exit the transaction processing business or seek alliance partners to provide transaction processing for their customers.

          Since inception, the Company has consummated 58 transactions consisting of 54 merchant portfolio acquisitions, three operating business acquisitions and a transaction with First Union Corporation and each of its principal banking subsidiaries (collectively, the "First Union Banks") (First Union Corporation and the First Union Banks are collectively referred to herein as "First Union"). The transaction with First Union (the "First Union Alliance"), which was effective as of December 1, 1995, is the Company's most significant transaction to date and represented approximately $4.6 billion in 1995 credit card charge volume. The First Union Alliance resulted in the transfer by First Union of its transaction processing assets to the Company, increasing the Company's merchant customer base by 66.9% and increasing the annual credit card charge volume processed by the Company by 71.8%. In addition, the First Union Alliance enhanced significantly the Company's ability to further its market penetration and increase the size of its customer base through the marketing assistance, support and exclusive merchant referrals provided by the First Union Banks. The First Union Alliance also may create additional acquisition opportunities for the Company, as the Company and First Union have agreed that the Company generally may, at its option, purchase from First Union any merchant portfolios acquired by First Union through whole-bank or other acquisitions. First Union became a significant shareholder of the Company in connection with the First Union Alliance and currently owns 9,149,209 shares of the Company's Common Stock. At January 1, 1996, First Union was the nation's sixth largest bank in terms of total assets.

          The Company generates revenues principally by charging a fee based on a percentage of the dollar volume of each transaction processed and by charging fees for related credit card services. In calendar 1995, the aggregate dollar volume of VISA and MasterCard credit card transactions processed by the Company and First Union was approximately $11.0 billion. At January 31, 1996, the Company provided transaction processing services to approximately 80,000 merchant locations nationwide.

          On May 13, 1996, the Company completed an initial public offering of 3,793,415 Common Stock which resulted in net proceeds to the Company of approximately $65,719,643. The Company's Common Stock trades on the New York Stock Exchange under the symbol "NIS."

          Executive officers and directors of the Company, together with their affiliates, will beneficially own approximately 81.2% of the Common Stock outstanding after this offering. See "Selling Shareholders." In addition, certain affiliates of the Company will receive immediate and substantial financial benefits as a result of this offering. See "Risk Factors-Offering Benefits to Certain Affiliates."

          NOVA Corporation was incorporated in Georgia in December 1995 in connection with the First Union Alliance. NOVA Information Systems, Inc., a wholly-owned subsidiary and predecessor to the Company ("NOVA Information Systems"), was incorporated in Georgia in February 1991. Unless the context otherwise requires, references in this Prospectus to "NOVA" and the "Company" refer to NOVA Corporation and its subsidiaries. The Company's executive offices are located at Five Concourse Parkway, Suite 700, Atlanta, Georgia 30328, and its telephone number is (770) 396-1456.


                                  RISK FACTORS

          In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following information in evaluating an investment in the shares of Common Stock offered hereby.

          Visa and MasterCard Registration Termination. The Company, along with all other nonbank transaction processors, must be sponsored by a financial institution that is a principal member of the VISA and MasterCard credit card associations in order to process bankcard transactions. Through each of First Alabama Bank, Bank of the West and Mellon Bank, N.A. ("Mellon Bank"), which serve as member clearing banks for the Company, the Company is registered with VISA and MasterCard as a certified processor and member service provider. First Union National Bank of North Carolina ("FUNB-NC") also serves as a clearing bank for the Company, but currently does not sponsor the Company as a member service provider. The Company's designation as a certified processor and its status as a member service provider are dependent upon the Company's continuing adherence to the standards of the VISA and MasterCard credit card associations. In the event the Company fails to comply with these standards, the Company's designation as a certified processor or status as a member service provider could be suspended or terminated. While the Company attempts to adhere to the standards of the VISA and MasterCard associations, as they may be amended from time to time, there can be no assurance that VISA and MasterCard will maintain the Company's registrations or that the current VISA and MasterCard rules allowing the Company and other nonbank transaction processors to market and provide transaction processing services will remain in effect. Moreover, VISA and MasterCard rules are set by the respective member financial institutions of VISA and MasterCard, some of which are competitors of the Company. The termination of the Company's member service provider registrations or the Company's status as a certified processor, or any changes in the VISA or MasterCard rules that prevent the Company's registration or otherwise limit the Company's ability to provide transaction processing and marketing services for VISA or MasterCard, would have a material adverse effect on the Company's financial condition and results of operations.

          Competition. The market for credit, charge and debit card transaction processing services is highly competitive. The level of competition has increased significantly in recent years and this trend is expected to continue. According to industry sources, the ten largest bankcard processors accounted for approximately 69% of the total charge volume processed in 1994, and the Company processed approximately 3% of the total charge volume for the same period. Two of the three largest bankcard processors merged in 1995 and, according to industry sources, this entity would have processed approximately 25% of total charge volume in 1994. The Company's principal competitors in its primary market segment are other smaller vertically integrated transaction processors, community and regional banks, and independent sales organizations ("ISOs") and, increasingly, the ten largest bankcard processors. ISOs are independent agents that typically market and sell the full range of transaction processing services to merchants, with such services primarily being outsourced on a non-exclusive basis. Several of the Company's competitors and potential competitors have greater financial, technological, marketing and personnel resources than the Company, and there can be no assurance that the Company will continue to be able to compete successfully with such entities. In addition, the competitive pricing pressures that would result from any increase in competition would adversely affect the Company's margins and may have a material adverse effect on the Company's financial condition and results of operations.

          Dependence on Merchant Accounting Relationships. The Company outsources certain merchant accounting services to Total System Services, Inc. ("Total System Services") and Mellon Bank. These services consist of reorganizing and accumulating daily transaction data on a merchant-by-merchant and card issuer-by-card issuer basis, and forwarding this data to the credit card associations for ultimate payment. The failure of Total System Services and Mellon Bank to continue to perform these services efficiently and effectively may adversely affect the Company's relationships with its merchant customers and may result in the termination by merchants of their agreements with the Company. Termination of its agreements with Total System Services and Mellon Bank, which are scheduled to expire April 30, 1997 and May 31, 1997, respectively, would require the Company either to seek alternative outsourcing arrangements or to make significant capital expenditures to develop internal systems to provide these merchant accounting services. Although management believes that in the event of termination of either or both of these agreements the Company could locate alternative outsourcing arrangements, there can be no assurance that such arrangements will be available on terms at least as favorable to the Company as the existing contracts. Accordingly, either event may have a material adverse effect on the Company's financial condition and results of operations.

          Risks Associated with Acquisition Strategy. The Company's growth strategy includes the acquisition of additional merchant portfolios, operating businesses and transaction processing assets in order to achieve greater economies of scale. The Company faces increasing competition from other transaction processors for available acquisition opportunities. In addition, community and regional banks, whose transaction processing businesses have been the Company's primary source of acquisition opportunities have in recent years been undergoing extensive consolidation reflective of underlying trends in the financial institutions industry and unrelated to their transaction processing businesses. As a result, smaller banks that may have sought to divest themselves of their transaction processing businesses may be acquired by a competitor of the Company, thus depriving the Company of an acquisition opportunity. There can be no assurance that the current level of acquisition opportunities will continue to exist, that the Company will be able to acquire merchant portfolios, operating businesses and transaction processing assets that satisfy the Company's criteria, or that any such acquisition will be on terms favorable to the Company.

          In evaluating any potential acquisition, the Company conducts a due diligence review of the merchant portfolio it proposes to acquire. The review process includes analyzing the composition of the merchant portfolio, applying uniform standards and underwriting guidelines developed by the Company to the merchant portfolio and attempting to identify high-risk merchants contained in the merchant portfolio. Notwithstanding these due diligence efforts, however, there can be no assurance that the Company will assess properly the risk attributes associated with an acquired portfolio or otherwise identify high-risk merchants, which may cause the Company to experience excessive losses from chargebacks or merchant fraud in connection with any acquired portfolio.

          At the time of consummation of acquisitions, merchants in an acquired portfolio typically are not operating on the NOVA Network and may not use the merchant accounting processors used by the Company. Until the Company converts each newly-acquired merchant to the NOVA Network and the Company's merchant accounting processors, the Company has little, if any, control over the performance of such other networks and processors and typically is unable to apply fully its risk management and fraud avoidance practices to such merchants. Moreover, the merchant customers that comprise an acquired portfolio may have been sold transaction processing services by ISOs and financial institutions sponsored by a principal member of the VISA and MasterCard credit card associations. Certain of these ISOs and financial institutions may be unwilling to assist the Company in converting the merchants to the NOVA Network and the Company's merchant accounting processors and, in some cases, may solicit these merchants on behalf of a competing processor. Further, the conversion of merchants may require that merchants learn new operating procedures and could result in problems causing merchants to seek verbal authorization of credit and debit card transactions. As a condition to conversion, merchants also may seek to negotiate lower fees. Finally, because the Company's acquisitions often involve the hiring by the Company of certain management and sales personnel affiliated with the acquired portfolio, the failure to integrate successfully such personnel into the Company's operations and business culture may affect adversely the conversion process and the realization of the economic benefits associated with the acquired portfolio. The foregoing factors could lead to merchant attrition following an acquisition, managerial or other operational difficulties relative to an acquired portfolio, or result in lower than expected revenues being generated by the acquired portfolio. As a result of any of these events, the Company may not realize the expected economic benefits associated with its acquisitions, which may have a material adverse effect on the Company's financial condition and results of operations.

          The conversion and integration of the First Union transaction processing assets (the "First Union Conversion") are expected to be completed in the Fall of 1997 at a cost of approximately $7.0 million. The magnitude, scope, duration and expense of the First Union Conversion will be much greater than any conversion previously undertaken by the Company, and there can be no assurance that the Company can successfully complete this conversion. Failure to successfully complete the First Union Conversion would have a material adverse effect on the Company's financial condition and result of operations.

          There can be no assurance that future acquisitions will not have an adverse effect upon the Company's operating results, particularly in the fiscal quarters immediately following the completion of such transactions, while the operations of the acquired entities are converted and integrated into the Company's operations. The Company's acquisition strategy will require substantial capital resources, and is likely to result in the Company incurring additional indebtedness. There can be no assurance that financing for future acquisitions will be available or will be obtained on terms favorable to the Company. Further, the Company's acquisition strategy and the growth resulting therefrom will require that the Company continue to hire, train and retain qualified personnel, while concurrently expanding its managerial and operational infrastructure. There can be no assurance that the Company will be able to hire and retain qualified personnel or that the Company will be able to expand successfully its infrastructure as appropriate to accommodate future acquisitions or growth.

          Merchant Attrition. The Company experiences attrition of its merchant base in the ordinary course of business due to several factors, including business closures, losses to competition and conversion-related losses. In addition, substantially all of the Company's contracts with its merchants may be terminated by either party upon 30 days prior notice. There can be no assurance that the Company will not experience higher rates of attrition in the future, particularly in connection with acquired merchant portfolios. Increased merchant attrition may have a material adverse effect on the Company's financial condition and results of operations.

          Chargeback Risk. In the event a billing dispute between a cardholder and a merchant is not resolved in favor of the merchant, the transaction is "charged back" to the merchant and that amount is credited or otherwise refunded to the cardholder. If the Company or its clearing banks are unable to collect such amounts from the merchant's account, and if the merchant refuses or is unable due to bankruptcy or other reasons to reimburse the Company for the chargeback, the Company bears the loss for the amount of the refund paid to the cardholder. The risk of chargebacks is greater with certain merchants that do not deliver goods or render services at the time of payment, but promise future delivery of such goods or services. If a merchant fails to deliver satisfactorily the goods or services promised, the Company ultimately is liable to the cardholder for a chargeback. There can be no assurance that the Company will not experience significant losses from chargebacks in the future.
Increases in chargebacks not paid by merchants may have a material adverse effect on the Company's financial condition and results of operations.

          Merchant Fraud. The Company is responsible for fraudulent credit card transactions initiated by its merchant customers in the event the Company is unable to collect such amounts from the merchant. Examples of merchant fraud include inputting false sales transactions or false credits. The Company monitors merchant transactions against a series of standards it has developed to detect merchant fraud. Notwithstanding these measures, however, there can be no assurance that the Company will not experience significant amounts of merchant fraud in the future, which may have a material adverse effect on the Company's financial condition and results of operations.

          Telecommunications Network. The Company has developed a proprietary telecommunications network, the NOVA Network, and maintains an operating relationship with WorldCom. Pursuant to its agreement with the Company, WorldCom provides long-distance and local telecommunications access, as well as technical support, to the Company in connection with the NOVA Network. This agreement expires February 28, 1999, subject to earlier termination by the Company if WorldCom fails to meet certain agreed-upon performance objectives. If the WorldCom agreement is terminated or not renewed, the Company would be required to utilize the long-distance and local telecommunications access of another long-distance provider, which may increase the Company's expenses for network services, resulting in a material adverse effect on the financial condition and results of operations of the Company. As of May 13, 1996, WorldCom owns approximately 8.3% of the Company's outstanding Common Stock and has a designee on the Company's Board of Directors. There can be no assurance that conflicts of interests between WorldCom and the Company will not arise or that any such conflicts will be resolved in a manner favorable to the Company.

          Limited History of Profitability; Certain State Tax Issues. From the Company's inception through fiscal 1994, the Company incurred losses as the expenditures for the development of its infrastructure combined with the cost of providing service exceeded revenues from its merchant portfolio. In addition, the Company developed the marketing, customer support and managerial expertise necessary to execute its business strategy. The Company's ongoing expansion of its merchant customer base resulted in the Company achieving profitability for the first time in the ten month year ended December 31, 1995. There can be no assurance, however, that the Company will continue to operate profitably.

          Transaction processing companies like the Company may be subject to state taxation of certain portions of their fees charged to merchants for their services. Application of this tax is an emerging issue in the industry and the states have not yet adopted uniform guidelines implementing these regulations. In the event the Company is required to bear all or a portion of these costs, and is unable to pass such costs through to its merchant customers, the financial condition and results of operations of the Company could be adversely affected.

          Development and Market Acceptance of New Products. The market for transaction processing and related software application products and value-added services has been characterized by rapidly changing technology, the improvement of services and products, and the development of new services and products for merchant customers. Because of continual changes in this market, management believes that the future success of the Company will depend, in part, on the Company's ability to continue to improve its products and services and to offer its merchant customers new products and services. The Company has recently introduced a number of new products, including NOVA Perks, NOVA Time and NOVA Shadow Pay. To date, only a small number of the Company's merchant customers have subscribed to these products. There can be no assurance that NOVA Perks, NOVA Time, NOVA Shadow Pay and the Company's other newly-developed products and services will perform satisfactorily or be widely accepted in the marketplace.

          Fluctuation in Quarterly Operating Results. The Company has experienced and expects to continue to experience significant seasonality in its business. The Company typically realizes higher revenues in the third calendar quarter and lower revenues in the first calendar quarter, reflecting increased transaction volumes during the Summer months and a significant decrease in transaction volume during the period immediately following the holiday season. Quarterly results are also affected by the timing of acquisitions and the timing and magnitude of expenses for merchant portfolio conversions. Fluctuations in operating results may result in volatility in the price of the Common Stock.

          Dependence of Key Management. The development of the Company's business and its operations have been materially dependent upon the active participation of its executive officers and other key employees. The loss of one or more of the Company's executive officers or other key employees may have a material adverse effect on the Company's financial conditions and results of operations.

          Significant Intangible Assets. A substantial portion of the Company's assets are intangible assets related to acquired merchant portfolios or business operations. In the event of a material decline in revenues generated from any of such merchant portfolios or business operations which would not be recovered from future cash flows, the carrying value of the related intangible asset will be reduced to fair value.

          Banking and Territorial Restrictions. First Union currently beneficially owns 9,149,209 shares of Common Stock of the Company. To facilitate First Union's compliance with applicable banking laws, regulations and orders (collectively, the "Banking Laws"), and to allow First Union to obtain any required consents or approvals, the Company has agreed to notify First Union before it enters into any business activities substantially different from the business activities the Company currently conducts. If the required consents and approvals are not received, the Company may not engage in the new business activity (such restrictions being collectively referred to herein as the "Banking Restrictions"). The First Union Alliance also generally provides that the Company may not, without the prior consent of First Union, enter into certain marketing agreements with third parties generally located in specified areas where First Union currently maintains a significant banking presence (such restrictions being collectively referred to herein as the "Territorial Restrictions"). The effect of the Banking Restrictions and the Territorial Restrictions is to limit in certain respects the Company's ability to seek or take advantage of certain business or marketing opportunities, which may have a material adverse effect on the Company's financial condition and results of operations.

          Certain Anti-Takeover Provisions. The Company's Articles of Incorporation authorize the Company to issue up to 5,000,000 shares of preferred stock with such designations, powers, preferences and rights as may be fixed by the Board or Directors, without any further vote or action by the shareholders. The issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of the Company.

          Controlling Shareholders. After giving effect to the sale of the shares of Common Stock offered hereby, Warburg, Pincus Investors, L.P. and its affiliates ("Warburg"), First Union, executive officers and directors of the Company and their affiliates, and WorldCom beneficially will own 38.7%, 31.9%, 81.2%, and 8.3%, respectively, of the Company's outstanding Common Stock. See "Selling Shareholders." As a result of such stock ownership, these shareholders, if acting together or in certain combinations, would be able to control most matters requiring approval by the Company's shareholders, including the election of directors. Under the terms of a Shareholders Agreement dated January 31, 1996 (the "Shareholders Agreement"), during the six months following the consummation of this offering, (i) each of Warburg, WorldCom and First Union has the right to designate a specified number of director nominees, depending upon such shareholder's percentage ownership of the Company's Common Stock, and
(ii) the chief executive officer of the Company has the right to designate two nominees for director. Each party to the Shareholders Agreement has agreed to vote such shareholder's shares of capital stock of the Company entitled to vote in the election of directors in favor of such director nominees. Such voting provisions expire automatically six months after an initial public offering of Common Stock of the Company.

          Possible Volatility of Stock Price. Commencing May 8, 1996, the Common Stock is listed and traded on the New York Stock Exchange. Nevertheless, there can be no assurance that an active public trading market for the Common Stock will develop or be sustained. The stock market has from time to time experienced extreme price and volume fluctuations, which often have been unrelated to the operating performance of particular companies. Any announcement with respect to any variance in the Company's revenue or earnings from levels generally expected by securities analysts for a given period could have an immediate and significant effect on the trading price of the Common Stock.

          Shares Eligible for Future Sale. Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise additional equity capital. As of May 21, 1996, the Company has outstanding 28,683,401 shares of Common Stock. Of these shares, 5,317,076 shares, including the 1,292,076 shares offered hereby, will be freely tradeable without restriction or further registration under the 1933 Act, unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Rule 144"). The remaining 23,366,325 shares of Common Stock outstanding upon completion of this offering are "restricted securities" as that term is defined in Rule 144. Pursuant to the registration statement of which this Prospectus forms a part, the Company has registered for offer and sale under the Securities Act a total of 5,306,428 shares of Common Stock issued or reserved for issuance under the Company's various stock option plans, of which 71,960 shares are held by or issuable to persons not subject to lock-up agreements, and of which 1,284,879 shares are held by or issuable to persons that are subject to lock-up agreements and that may be sold on November 3, 1996 (or earlier with the consent of Alex. Brown & Sons Incorporated). In addition, the holders of a total of 24,279,016 shares of Common Stock have the right under certain circumstances to require the Company to register under the Securities Act their shares for resale to the public.

                              SELLING STOCKHOLDERS

          The Shares offered hereby are owned and offered for the account of the Selling Stockholders and represent shares of Common Stock of the Company acquired by the Selling Stockholders in connection with the exercise of options under the 1991 NOVA Corporation Employees' Stock Option and Stock Appreciation Rights Plan (the "Plan"). The table below sets forth the name of each Selling Stockholder, the Selling Stockholder's position with the Company, and information with respect to all shares of Common Stock beneficially owned by the Selling Stockholder. Information with respect to ownership has been determined from the Company's records. Upon completion of this offering, assuming all the Shares being offered hereby are sold and that no other changes in the Selling Stockholders' beneficial ownership occur prior to completion of this offering, none of the Selling Stockholders will beneficially own more than one percent of the Company's outstanding shares of Common Stock.

                                                                                 SHARES BENEFICIALLY
                                                           PLAN SHARES OWNED    OWNED UPON COMPLETION
NAME                 POSITION WITH THE COMPANY                 AND OFFERED        OF THE OFFERIN
- ----                 -------------------------             -----------------    ---------------------

Richard Anthony           Employee                               8,960                      0

Elmer F. Arnold           Employee                              43,212 (1)             17,792 (1)

James M. Bahin            Vice Chairman of the Board,          286,834 (1)            256,466 (1)
                          Chief Financial Officer and
                          Secretary

Susan Bahraini            Employee                               2,764                      0

Rodney Beegle             Employee                              27,852 (1)             22,392 (1)

Diane R. Bigley           Employee                               6,912                      0

Paul W. Bowers            Senior Vice President,               174,371 (1)             54,912 (1)
                          Systems Support Services

Joseph Cohane             Employee                              17,920 (1)                  0

Howard Falcon             Employee                               6,144                      0

John Fasano               Employee                               9,728                      0

Edward Grzedzinski        Chairman of the Board,               286,834 (1)            262,706 (1)
                          President and Chief Executive
                          Officer

Cynthia R. Gunn           Employee                               6,144                      0

Donna S. Hall             Vice President,                       30,566 (1)             48,412 (1)
                          Business Analysis




Cathy A. Harper           Vice President and                      10,240 (1)                  0
                          General Counsel

Steve A. Hughes           Senior Vice President,                 167,459 (1)             31,717 (1)
                          Network Support Services

Pamela A. Joseph          Senior Vice President, Business          8,000 (1)             26,979 (1)
                          Development

Michael Kopp              Employee                                11,008 (1)                  0

Barbara Kuhn              Employee                                 9,216                      0

Suzanne Laferriere        Employee                                 8,576                      0

John Macht                Employee                                12,800 (1)                  0

Rebecca L. Powell         Senior Vice President,                  38,870 (1)             20,042 (1)
                          Program Management

Grant Putre               Employee                                 3,584                      0

Stephanie R. Sharp        Vice President and                      15,564 (1)                  0
                          Corporate Controller

Robert K. Walker          Empoyee                                 10,240 (1)                  0

Tammy C. Zimmerman        Senior Vice President, Sales            88,278 (1)             24,492 (1)
                                                              ----------

          Total                                                1,292,076
                                                              ==========

(1) Shares are subject to lockup agreement and may be sold on November 3, 1996 (or earlier with the consent of Alex. Brown & Sons Incorporated).


                              PLAN OF DISTRIBUTION

     The Shares may be sold from time to time by any of the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on the New York Stock Exchange or such other national securities exchange or automated interdealer quotation system on which shares of Common Stock are then listed, through negotiated transactions or otherwise at prices and at terms then prevailing or at prices related to the then current market price or in negotiated transactions. The Shares may be sold by one or more of the following: (a) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (d) an exchange distribution in accordance with the rules of such exchange; and (e) through the writing of options on the Shares. The Selling Stockholders must effect such transactions by notifying the Company in advance of any intended transaction in order for the Company to determine compliance with applicable federal and state securities laws, and then upon receipt of notice from the Company that such transaction may proceed, by selling the Shares only to or through brokers or dealers. If necessary, a supplemental prospectus which describes the method of sale in greater detail may be filed by the Company with the Commission pursuant to Rule 424(c) under the 1933 Act under certain circumstances. In effecting sales, brokers or dealers engaged by the Selling Stockholders and/or the purchasers of the Shares may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions, concessions or discounts from the Selling Stockholders and/or the purchasers of the Shares in amounts to be negotiated prior to the sale. In addition, any Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 under the 1933 Act may be sold under Rule 144 rather than pursuant to this Prospectus.

     The Company will bear all expenses in connection with the registration and sale of the Shares, other than commissions, concessions or discounts to brokers or dealers and fees and expenses of counsel or other advisors to the Selling Stockholders.

     The Selling Stockholders and any broker or dealer who acts in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the 1933 Act, and any compensation received by them and any profit on any resale of the Shares as principals might be deemed to be underwriting discounts and commissions under the 1933 Act.


                                 LEGAL MATTERS

     The legality of the Shares offered hereby has been passed upon for the Company by Long, Aldridge & Norman, LLP, Atlanta, Georgia.


                                    EXPERTS

     The consolidated financial statements and schedule of NOVA Corporation at February 28, 1995 and December 31, 1995 and for each of the two years in the period ended February 28, 1995 and for the ten months ended December 31, 1995, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Ernst & Young LLP, independent auditors, given on the authority of that firm as experts in accounting and auditing. The statements of operations and cash flows of the Bank of Boulder bankcard processing operations for the ten-month period ended October 31, 1994 and for the year ended December 31, 1993, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Ernst & Young LLP, independent auditors, given on the authority of that firm as experts in accounting and auditing.